UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2021

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021

4 August 2021

Novo Nordisk's net profit increased by 10% in the first six months of 2021

•Operating profit decreased by 1% in Danish kroner and increased by 9% at constant exchange rates (CER).
•Sales increased by 5% in Danish kroner and by 12% at CER to DKK 66.8 billion. Sales in International Operations increased by 7% in Danish kroner (13% at CER), and sales in North America Operations increased by 1% in Danish kroner (11% at CER).
•Sales within Diabetes and Obesity care increased by 5% in Danish kroner to DKK 56.9 billion (13% at CER), driven by GLP-1 growth of 21% in Danish kroner (30% at CER) reflecting the uptake of Ozempic® and Rybelsus®. Obesity care grew by 23% in Danish kroner (34% at CER) and Biopharm sales remained unchanged in Danish kroner (increased by 7% at CER).
•In June 2021, Wegovy™, semaglutide 2.4 mg, was made available to patients in the US following the approval from the US Food and Drug Administration (FDA) for weight management in adults living with obesity.
•For the 2021 outlook, sales growth is now expected to be 10-13% at CER (previously 6-10%), and operating profit growth is now expected to be 9-12% at CER (previously 5-9%). Sales growth reported in Danish kroner is still expected to be 4 percentage points lower than at CER and operating profit growth reported in Danish kroner is now expected to be 5 percentage points lower than at CER.

PROFIT AND LOSS	H1 2021	H1 2020	Growth as reported	Growth at CER*
DKK million
Net sales	66,845	63,881	5%	12%
Operating profit	29,761	30,140	(1%)	9%

Net profit	24,746	22,522	10%	N/A
Diluted earnings per share (in DKK)	10.71	9.58	12%	N/A
* CER: Constant exchange rates (average 2020).

Lars Fruergaard Jørgensen, president and CEO: "We are pleased with the sales growth in the first half of 2021. The growth is driven by all geographical areas within International Operations as well as North America Operations, and by all therapy areas, in particular by our portfolio of GLP-1 treatments. Within R&D, we reached a very important milestone with the approval of Wegovy™ in the US, offering people living with obesity a new, efficacious treatment option. The strong financial performance in the first half of 2021 and the initial substantial demand for Wegovy™ in the US have enabled us to raise our outlook for the full year."

On 4 August 2021 at 19.00 CEST, corresponding to 13.00 PM EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 2 of 31
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first six months of 2021 (second-quarter developments):

Purpose and sustainability	Innovation and therapeutic focus
Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Collaboration with the University of Toronto focusing on prevention
◦Initiation of 'Diabetes Compass' by the World Diabetes Foundation to improve access to diabetes care in low and middle-income countries
◦Reaching 15 countries in Changing Diabetes in Children by including Ghana
◦Launch of Prevention Accelerator inviting start-ups to submit ideas for how to predict or prevent obesity

Progress towards zero environmental impact:
•45% reduction in CO2 emissions compared to the first six months of 2019
•Approximately 15% reduction in supplier CO2 emissions

        Evolve culture and ensure distinct core capabilities:
•Launch of an aspirational gender diversity target

Further raise innovation bar for diabetes treatment:
•Approval of Ozempic® in China for the treatment of type 2 diabetes
•Resubmission of semaglutide 2.0 mg in the US
•Phase 2 initiation with cagrilintide in combination with semaglutide in people with type 2 diabetes

Develop superior treatment solutions for obesity:
•Decision to initiate phase 3a development with 50 mg oral semaglutide in obesity
•Approval of Wegovy™, semaglutide 2.4 mg, in the US

Strengthen and progress Biopharm pipeline:
•Sogroya®, somapacitan, approved in the EU for the treatment of adults with growth hormone deficiency

Establish presence in Other serious chronic diseases:
•Phase 3a development initiated for treatment of NASH and Alzheimer's disease with semaglutide
•New stem cell R&D licence agreement with Heartseed and acquisition of Prothena's ATTR amyloidosis programme

Commercial execution	Financials
       Strengthen diabetes leadership:
•Diabetes value market share increased by 0.5 percentage point to 29.6% (MAT)

 Strengthen obesity leadership and double sales:
•Obesity care sales increased by 34% (CER) to DKK 3.5 billion

 Secure a sustained growth outlook for Biopharm:
•Biopharm sales increased by 7% (CER)

Deliver solid sales and operating profit growth:
•Sales growth at 12% (CER)
•International Operations sales growth of 13% (CER)
•US sales growth of 10% with 56% of sales coming from products launched since 2015
•Operating profit growth of 9% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 32.7 billion and DKK 21.9 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 3 of 31

PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST SIX MONTHS OF 2021

PROFIT AND LOSS	H1 2021	H1 2020	% change H1 2021 to H1 2020	% change H1 2021 to H1 2020 at CER
(Amounts are in DKK million, except for numbers of shares, earnings per share and employees)

Net sales	66,845	63,881	5%	12%

Gross profit	55,487	53,723	3%	11%
Gross margin	83.0%	84.1%

Sales and distribution costs	16,257	14,988	8%	15%
Percentage of sales	24.3%	23.5%

Research and development costs	7,888	7,068	12%	15%
Percentage of sales	11.8%	11.1%

Administrative costs	1,836	1,754	5%	8%
Percentage of sales	2.7%	2.7%

Other operating income, net	255	227	12%	20%

Operating profit	29,761	30,140	(1%)	9%
Operating margin	44.5%	47.2%

Financial items (net)	1,094	(1,703)	(164%)	N/A

Profit before income taxes	30,855	28,437	9%	N/A

Income taxes	6,109	5,915	3%	N/A
Effective tax rate	19.8%	20.8%

Net profit	24,746	22,522	10%	N/A
Net profit margin	37.0%	35.3%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,594	2,244	16%	N/A
Capital expenditure	3,111	2,906	7%	N/A
Net cash generated from operating activities	36,510	34,273	7%	N/A
Free cash flow	32,696	30,335	8%	N/A

Total assets	158,095	136,121	16%	N/A
Equity	65,559	60,054	9%	N/A
Equity ratio	41.5%	44.1%

Average number of diluted shares outstanding (million)	2,310.9	2,349.9	(2%)	N/A
Diluted earnings per share / ADR (in DKK)	10.71	9.58	12%	N/A

Full-time equivalent employees end of period	45,971	43,526	6%	N/A

These unaudited consolidated financial statements for the first six months of 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2020 of Novo Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 4 of 31
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 5% measured in Danish kroner and by 12% at CER the first six months of 2021, driven by growth across all therapy areas with Diabetes care sales growth of 11% (CER), Obesity care sales growth of 34% (CER) and Biopharm sales growth of 7% (CER). Sales growth is positively impacted by inventory changes and timing of shipments in 2021. Sales growth in the first six months of 2020 was positively impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment.

Sales split per therapy	Sales H1 2021 DKK million	Sales H1 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	1,674	584	187%	213%	17%
Ozempic®	14,097	9,591	47%	58%	75%
Victoza®	7,606	9,225	(18%)	(12%)	(15%)
Total GLP-1	23,377	19,400	21%	30%	77%

Long-acting insulin	8,971	9,378	(4%)	2%	2%
- Tresiba®	4,557	4,618	(1%)	5%	3%
- Xultophy®	1,326	1,238	7%	12%	2%
- Levemir®	3,088	3,522	(12%)	(6%)	(3%)

Premix insulin	5,668	5,648	0%	5%	4%
- Ryzodeg®	841	671	25%	34%	3%
- NovoMix®	4,827	4,977	(3%)	2%	1%

Fast-acting insulin	8,808	9,493	(7%)	(1%)	(2%)
- Fiasp®	837	676	24%	30%	2%
- NovoRapid®	7,971	8,817	(10%)	(4%)	(4%)

Human insulin	4,576	5,001	(8%)	(3%)	(2%)

Total insulin	28,023	29,520	(5%)	1%	2%

Other Diabetes care[1]	1,919	2,102	(9%)	(5%)	(1%)

Total Diabetes care	53,319	51,022	5%	11%	78%

Obesity care (Saxenda® and Wegovy™)	3,543	2,885	23%	34%	13%

Diabetes and Obesity care total	56,862	53,907	5%	13%	91%

Biopharm segment
Rare blood disorders[2]	5,401	5,211	4%	11%	7%
- Haemophilia A	1,120	845	33%	39%	4%
- Haemophilia B	309	247	25%	30%	1%
- NovoSeven®	3,855	4,009	(4%)	3%	2%
Rare endocrine disorders[3]	3,779	3,983	(5%)	2%	1%
Other Biopharm[4]	803	780	3%	5%	1%
Biopharm total	9,983	9,974	0%	7%	9%

Total sales	66,845	63,881	5%	12%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 5 of 31
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 5% measured in Danish kroner and by 11% at CER to DKK 53,319 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 29.1% to 29.6% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2021 and May 2020 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa, Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	May	May	Sales H1 2021 DKK million	Growth at CER
	2021	2020

Global	29.6%	29.1%	53,319	11%
International Operations	24.0%	22.5%	29,294	13%
- EMEA *	28.1%	27.3%	14,676	11%
- Region China **	32.4%	27.8%	7,866	13%
- Rest of World ***	14.0%	13.2%	6,752	19%
North America Operations	31.6%	31.5%	24,025	9%
- The US	31.6%	31.6%	22,534	9%

Source: IQVIA, May 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 21% measured in Danish kroner and by 30% at CER to DKK 23,377 million. The GLP-1 segment’s value share of the total diabetes market has increased to 24.0% compared with 20.0% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 51.5% value market share, an increase of 2.4 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	May	May	Sales H1 2021 DKK million	Growth at CER
	2021	2020

Global	51.5%	49.1%	23,377	30%
International Operations	56.1%	52.1%	7,527	46%
- EMEA *	56.8%	53.8%	4,961	36%
- Region China **	84.9%	92.9%	833	68%
- Rest of World ***	48.0%	41.4%	1,733	69%
North America Operations	50.8%	48.6%	15,850	24%
- The US	50.1%	48.1%	14,958	23%

Source: IQVIA, May 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 187% measured in Danish kroner and by 213% at CER to DKK 1,674 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World. Rybelsus® has now been launched in 18 countries.

Ozempic® sales increased by 47% measured in Danish kroner and by 58% at CER to DKK 14,097 million. Sales growth was driven by both North America Operations and International Operations. Ozempic® has now been launched in 62 countries.

Victoza® sales decreased by 18% measured in Danish kroner and by 12% at CER to DKK 7,606 million. The sales decline was driven by North America Operations and EMEA, partially offset by higher sales in Region China and Rest of World.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 6 of 31

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 40% measured in Danish kroner and by 46% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 11.9% from 9.8% 12 months ago. Novo Nordisk is the market leader with a value market share of 56.1%.

EMEA
Sales in EMEA increased by 34% measured in Danish kroner and by 36% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has now been launched in 15 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 56.8%.

Region China
Sales in Region China increased by 66% measured in Danish kroner and by 68% at CER. The sales growth reflects the uptake of Victoza® in mainland China and the launch of Ozempic® in Taiwan®. The GLP-1 class' share of the overall diabetes market value in Region China increased to 4.1% from 2.3% 12 months ago with a Victoza® market share of 88.6%.

Rest of World
Sales in Rest of World increased by 51% measured in Danish kroner and by 69% at CER. The sales growth reflects increased sales of Ozempic® , Rybelsus®, following the launch in Japan, and Victoza®. Novo Nordisk remains the market leader with a value market share of 48.0%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 13% measured in Danish kroner and by 24% at CER. Novo Nordisk is the market leader with a 50.8% value market share compared to 48.6% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 28.4% compared to 23.8% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 25% compared to the first six months of 2020. Rybelsus® weekly new-to-brand market share is 12.9%. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 62.6%. Novo Nordisk is the market leader with 51.3% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 23% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 7 of 31
Insulin
Sales of insulin decreased by 5% measured in Danish kroner and increased by 1% at CER to DKK 28,023 million. Sales growth at CER was driven by increased sales in International Operations, partially offset by declining sales in the US.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	May	May	Sales H1 2021 DKK million	Growth at CER
	2021	2020

Global	47.3%	47.0%	28,023	1%
International Operations	50.3%	49.7%	20,340	6%
- EMEA *	47.6%	47.1%	9,362	2%
- Region China **	50.8%	50.4%	6,199	10%
- Rest of World ***	57.2%	56.9%	4,779	10%
North America Operations	39.2%	39.7%	7,683	(11%)
- The US	38.9%	39.7%	7,154	(11%)

Source: IQVIA, May 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 1% measured in Danish kroner and by 6% at CER. Sales growth at CER was driven by long-acting insulin, premix insulin and fast-acting insulin, partially countered by human insulin.

EMEA
Sales of insulin in EMEA decreased by 3% measured in Danish kroner and increased by 2% at CER. The sales growth at CER was mainly driven by Tresiba® and Fiasp®. Novo Nordisk has a volume market share of 47.6% of the total insulin market.

Region China
Sales of insulin in Region China increased by 8% measured in Danish kroner and by 10% at CER. The sales growth was driven by Tresiba®, NovoMix®, NovoRapid® and Ryzodeg®, partially countered by human insulin and Levemir®. Novo Nordisk has a volume market share of 50.8% of the total insulin market.

Rest of World
Sales of insulin in Rest of World remained unchanged in Danish kroner and increased by 10% at CER. The sales growth at CER was driven by all insulin products except for Levemir® and NovoMix®. Novo Nordisk has a volume market share of 57.2% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 18% measured in Danish kroner and by 11% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume. Novo Nordisk has a volume market share of 39.2% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 8 of 31
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy™, increased by 23% measured in Danish kroner and by 34% at CER to DKK 3,543 million. Sales growth was driven by International Operations and North America Operations. Saxenda® has been launched in 58 countries and Wegovy™ was launched in the US in June 2021. Novo Nordisk currently has a value market share of 66.9% of the global branded obesity prescription drug market. The strategic aspiration for Obesity care is to more than double reported sales from the base in 2019 of DKK 5,679 million by 2025.

Obesity care, development per geographical area	Obesity care, sales development

	Sales H1 2021 DKK million	Growth at CER

Global	3,543	34%
International Operations	1,497	44%
- EMEA	839	55%
- Region China	16	—
- Rest of World	642	30%
North America Operations	2,046	27%
- The US	1,874	27%

International Operations
Sales of Saxenda® in International Operations increased by 33% measured in Danish kroner and by 44% at CER, driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 42.8% in the branded obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 46% measured in Danish kroner and by 55% at CER. Novo Nordisk currently has a value market share of 67.3% in the branded obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World increased by 18% measured in Danish kroner and by 30% at CER. Saxenda® has been launched in 19 countries in Rest of World. Novo Nordisk currently has a value market share of 33.5% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 16% measured in Danish kroner and by 27% at CER. Novo Nordisk now has a value market share of 83.0% in the obesity prescription drug market in North America. Wegovy™ was made available to patients in June 2021 and market access has progressed. The initial feedback from patients and prescribers has been encouraging. Initial demand has exceeded supply of Wegovy™ and patients may temporarily experience a delay in getting prescriptions filled.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 9 of 31
BIOPHARM
Biopharm, sales development
Sales of biopharm products remained unchanged in Danish kroner and increased by 7% at CER to DKK 9,983 million in line with the strategic aspiration of sustained growth in Biopharm. The sales growth at CER was driven by both North America Operations and International Operations. Sales growth was driven by both Rare blood disorders and Rare endocrine disorders.

Biopharm, development per geographical area	Biopharm, sales development

	Sales H1 2021 DKK million	Growth at CER

Global	9,983	7%
International Operations	6,193	4%
- EMEA	3,594	5%
- Region China	170	(30%)
- Rest of World	2,429	5%
North America Operations	3,790	12%
- The US	3,518	13%

Rare blood disorders
Sales of rare blood disorder products increased by 4% measured in Danish kroner and by 11% at CER to DKK 5,401 million. The increasing sales were driven by the launch products Esperoct® and Refixia® as well as NovoEight® and NovoSeven®.

Sales of haemophilia A products increased by 33% measured in Danish kroner and by 39% at CER to DKK 1,120 million. The sales increase was driven by both International Operations and North America Operations. Esperoct® has now been launched 21 countries.

Sales of haemophilia B products increased by 25% measured in Danish kroner and by 30% at CER to DKK 309 million. The sales increase was driven by both International Operations and North America Operations. Refixia® has now been launched in 20 countries.
Sales of NovoSeven® decreased by 4% measured in Danish kroner and increased by 3% at CER to DKK 3,855 million. The sales development was driven by increasing sales in North America Operations, partially offset by declining sales in International Operations. The sales decline in Region China reflects increased distributor stock levels in the first six months of 2020.

Rare endocrine disorders
Sales of rare endocrine disorder products decreased by 5% measured in Danish kroner and increased by 2% at CER to DKK 3,779 million driven by Norditropin®. The sales growth at CER was driven by International Operations increasing by 4% at CER, partially offset by North America Operations decreasing by 2%. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 35.9% compared to 34.3% a year ago, driven by new indications and the global roll-out of the next-generation device.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 10 of 31
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 5% measured in Danish kroner and by 12% at CER to DKK 66,845 million in the first six months of 2021. Sales in International Operations increased by 7% measured in Danish kroner and by 13% at CER. The strategic aspiration for International Operations is sales growth between 6-10%. Sales in North America Operations increased by 1% measured in Danish kroner and by 11% at CER. The strategic aspiration of transforming 70% of sales in the US has progressed, and 56% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales H1 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	36,984	7%	13%	58%
- EMEA	19,109	7%	11%	27%
- Region China	8,052	10%	12%	11%
- Rest of World	9,823	6%	16%	20%
North America Operations	29,861	1%	11%	42%
- The US	27,926	0%	10%	39%

Total sales	66,845	5%	12%	100%

International Operations
Sales in International Operations increased by 7% measured in Danish kroner and by 13% at CER. Sales growth was driven by all therapy areas with GLP-1 sales growing by 46% (CER), insulin sales growing by 6% (CER), Obesity care sales growing by 44% (CER) and Biopharm sales growing by 4% (CER).

EMEA
Sales in EMEA increased by 7% measured in Danish kroner and by 11% at CER. Sales growth was driven by Diabetes care growing by 11% (CER) driven by increased GLP-1 sales. Biopharm sales increased by 5% (CER) and Obesity care increased by 55% (CER).

Region China
Sales in Region China increased by 10% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growth of 13% (CER) reflecting increased insulin and GLP-1 sales, partially offset by Biopharm declining by 30% (CER) reflecting increased distributor stock levels in the first six months of 2020.

Rest of World
Sales in Rest of World increased by 6% measured in Danish kroner and by 16% at CER. Sales growth was driven by Diabetes care growing by 19% (CER), reflecting increased GLP-1 and insulin sales, Obesity care growing by 30% (CER) and Biopharm growing by 5% (CER).

North America Operations
Sales in North America Operations increased by 1% measured in Danish kroner and by 11% at CER. Sales growth was positively impacted by inventory changes in 2021.

The sales increase reflects GLP-1 sales growing by 24% (CER), Obesity care growing by 27% (CER) and Biopharm sales growing by 12% (CER). This was partially offset by insulin sales decreasing by 11% (CER) driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 11 of 31
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 12% measured in Danish kroner and by 14% at CER to DKK 11,358 million, resulting in a gross margin of 83.0% measured in Danish kroner compared with 84.1% in 2020. The decline in gross margin reflects lower realised prices in the US, a negative currency impact of 0.7% percentage point and amortisation of intangible assets related to the acquisition of Emisphere Technologies Inc. in 2020. This is countered by a positive product mix driven by increased GLP-1 sales and productivity improvements in line with the strategic aspiration of driving operational efficiencies.

Sales and distribution costs increased by 8% measured in Danish kroner and by 15% at CER to DKK 16,257 million. The increase in costs is driven by both International Operations and North America Operations. In International Operations, promotional spend is related to launch activities for Rybelsus® and Ozempic®, field force expansion in China as well as Obesity care market development activities. In North America Operations, the cost increase is driven by promotional activities for Rybelsus® and Ozempic®, partially offset by lower promotional spend related to insulin. The cost increase was impacted by low activity level in the second quarter of 2020 due to COVID-19.

Research and development costs increased by 12% measured in Danish kroner and by 15% at CER to DKK 7,888 million. Increased activities within Other serious chronic diseases are driving the cost increase reflecting the progression of the pipeline within cardiovascular disease and NASH as well as increased costs within Obesity care driven by the ongoing cardiovascular outcomes trials, SOUL and SELECT. The cost increase was impacted by low activity level in the second quarter of 2020 due to COVID-19.

Administration costs increased by 5% measured in Danish kroner and by 8% at CER to DKK 1,836 million, reflecting low spend in the second quarter of 2020 due to COVID-19 impact on activities.

Other operating income (net) was DKK 255 million compared with DKK 227 million in the first six months of 2020.

Operating profit decreased by 1% measured in Danish kroner and increased by 9% at CER to DKK 29,761 million.

Financial items (net) showed a net gain of DKK 1,094 million compared with a net loss of DKK 1,703 million in the first six months of 2020.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 1,049 million compared with a net loss of DKK 1,555 million in the first six months of 2020. This reflects gains on hedged currencies, primarily the US dollar.

As per the end of June 2021, a negative market value of financial contracts of approximately DKK 0.4 billion has been deferred for recognition later in 2021 and 2022.

The effective tax rate is 19.8% in the first six months of 2021 compared with an effective tax rate of 20.8% in the first six months of 2020, reflecting favourable changes to tax positions covering prior years.

Net profit increased by 10% to DKK 24,746 million and diluted earnings per share increased by 12% to 10.71 DKK.

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 12 of 31
KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2021
Sales in the second quarter of 2021 increased by 10% measured in Danish kroner and by 17% at CER compared to the same period in 2020. Operating profit increased by 7% measured in Danish kroner and by 16% at CER. The results in Danish kroner were negatively impacted by the depreciation of the US dollar versus the Danish krone by 9%.

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the second quarter of 2021.

Sales split per geographical area	Sales Q2 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	18,237	13%	17%	55%
- EMEA	9,579	17%	20%	34%
- Region China	3,722	7%	7%	5%
- Rest of World	4,936	10%	18%	16%
North America Operations	14,804	7%	16%	45%
- The US	13,754	6%	16%	42%

Total sales	33,041	10%	17%	100%

The increased global sales of 17% (CER) were driven by Diabetes and Obesity care sales as GLP-1 sales increased by 37% (CER), Obesity care sales increased by 63% and insulin sales increased by 1%. Biopharm sales increased by 13% (CER). Sales growth is positively impacted by COVID-19-related destocking and fewer patients initiating treatment in the second quarter of 2020 as well as inventory changes and timing of shipments in 2021.

International Operations
Sales in International Operations increased by 13% measured in Danish kroner and by 17% at CER. Sales growth was driven by all geographical areas. COVID-19-related destocking and fewer patients initiating treatment in the second quarter of 2020 positively impacted sales growth. Furthermore, sales growth is positively impacted by timing of shipments in the second quarter of 2021.

Sales growth was driven by Diabetes and Obesity care growing by 19% (CER) driven by increased GLP-1 sales growing by 62% (CER), insulin sales growing by 7% (CER) and Obesity care increasing by 83% (CER). Biopharm sales increased by 8% (CER).

North America Operations
Sales in North America Operations increased by 7% measured in Danish kroner and by 16% at CER. COVID-19-related destocking and fewer patients initiating treatment in the second quarter of 2020 positively impacted sales growth.

Sales growth was driven by GLP-1 growing by 28% (CER) reflecting the prescription volume growth, the uptake of Ozempic® and the launch of Rybelsus®. Insulin sales decreased by 11% (CER) driven by lower realised prices. Obesity care sales increased by 53% (CER) reflecting uptake of Saxenda® and the launch of Wegovy™ in June 2021. Biopharm sales increased by 21% (CER) driven by increased NovoSeven® sales, partially offset by lower Norditropin® sales.

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 13 of 31

PROFIT AND LOSS	Q2 2021	Q2 2020	% change Q2 2021 to Q2 2020	% change Q2 2021 to Q2 2020 at CER

Net sales	33,041	30,006	10%	17%

Gross profit	27,494	25,234	9%	16%
Gross margin	83.2%	84.1%

Sales and distribution costs	8,001	7,398	8%	15%
Percentage of sales	24.2%	24.7%

Research and development costs	3,944	3,291	20%	23%
Percentage of sales	11.9%	11.0%

Administrative costs	904	827	9%	14%
Percentage of sales	2.7%	2.8%

Other operating income, net	134	120	12%	21%

Operating profit	14,779	13,838	7%	16%
Operating margin	44.7%	46.1%

Financial items (net)	138	(422)	(133%)	N/A

Profit before income taxes	14,917	13,416	11%	N/A

Income taxes	2,794	2,791	0%	N/A
Effective tax rate	18.7%	20.8%

Net profit	12,123	10,625	14%	N/A
Net profit margin	36.7%	35.4%

Costs and operating profit
The gross margin was 83.2% in the second quarter of 2021 compared with 84.1% in the same period last year. The 0.9 percentage point gross margin decline reflects lower realised prices in the US and a negative currency impact of 0.7 percentage point, partially countered by positive product mix.

Sales and distribution costs increased by 8% measured in Danish kroner and by 15% at CER compared with the same period in 2020. The increase was driven by International Operations and North America Operations reflecting the launches of Rybelsus® and promotional activities related to Ozempic®. The cost increase was impacted by low activity level in the second quarter of 2020 due to COVID-19.
Research and development costs increased by 20% measured in Danish kroner and by 23% at CER compared with the same period in 2020. The cost increase is reflecting low activity level in the second quarter of 2020 due to COVID-19.
Administrative costs increased by 9% measured in Danish kroner and by 14% at CER compared with the same period in 2020. The cost increase is reflecting low activity level in the second quarter of 2020 due to COVID-19.

Other operating income (net) of DKK 134 million in the second quarter of 2021 compared with DKK 120 million in the same period last year.
Operating profit increased by 7% measured in Danish kroner and by 16% at CER compared with the same period in 2020.

Financial items (net) showed a net gain of DKK 138 million compared with a net loss of DKK 422 million in the second quarter of 2020, mainly reflecting gains associated with foreign exchange hedging contracts, primarily related to the US dollar versus the Danish krone.

Net profit increased by 14% to DKK 12,123 million and diluted earnings per share increased by 16% to 5.26 DKK.

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 14 of 31
CASH FLOW AND CAPITAL ALLOCATION

CAPITAL EXPENDITURE AND FREE CASH FLOW IN THE FIRST SIX MONTHS OF 2021
Capital expenditure for property, plant and equipment was DKK 3.1 billion compared with DKK 2.9 billion in 2020.

Free cash flow was DKK 32.7 billion compared with DKK 30.3 billion in 2020 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The increase reflects higher net profit and a favourable impact from change in working capital. The free cash is positively impacted by within-year-timing of rebate payments in the US.

Novo Nordisk’s financial reserves were DKK 38.2 billion by end of June 2021 comprising cash at bank, marketable securities (measured at fair value based on active market data) and undrawn credit facilities less overdrafts and loans repayable within 12 months.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 65,559 million at the end of the first six months of 2021, equivalent to 41.5% of total assets, compared with 44.1% at the end of the first six months of 2020. Please refer to appendix 5 for further elaboration of changes in equity.

Interim dividend
The Board of Directors has decided to pay out interim dividend for 2021 of DKK 3.50 for each Novo Nordisk A and B share of DKK 0.20, which will be paid in August 2021. The ex-dividend date for the interim dividend will be 16
August 2021. The record date will be 17 August 2021 for the A and B shares as well as the ADRs. The payment date for the A and B shares will be 18 August 2021, while the payment date for the ADRs will be 25 August 2021. No dividend will be paid on the company’s holding of B shares.

2021 share repurchase programme
On 7 May 2021, Novo Nordisk announced a share repurchase programme of up to DKK 3.3 billion to be executed from 10 May to 3 August 2021, as part of an overall programme of up to DKK 18 billion to be executed during a 12-
month period beginning 3 February 2021. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 6,349,637 B shares for an amount of DKK 3.3 billion in the period from 10 May to 3 August 2021. The programme was concluded on 3 August 2021.

As of 3 August 2021, Novo Nordisk A/S has repurchased a total of 18,714,414 B shares equal to a transaction value of DKK 8.886 billion under the DKK 18 billion programme beginning 3 February 2021.

As of 3 August 2021, Novo Nordisk and its wholly-owned affiliates owned 17,552,912 of its own B shares, corresponding to 0.8% of the total share capital.

The execution of Novo Nordisk’s 2021 share repurchase programme of DKK 18 billion to be executed during a 12-
month period beginning 3 February 2021 continues, and a new share repurchase programme will be initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014
(MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). For
that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Danmark, filial af Skandinaviska Enskilda Banken AB (SEB), as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, SEB will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting today, 5 August, and ending on 1 November 2021.

A maximum of 190,000,000 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of
Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation
(EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 15 of 31

As announced in February 2021, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2021, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.3% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

Issuance of Eurobonds
On 27 May 2021, Novo Nordisk announced the successful Eurobond issuance in an aggregate principal amount of EUR 1.3 billion under its EUR 5 billion Euro Medium Term Note Programme. The first tranche maturing on 4 June 2024 was issued in an aggregate principal amount of EUR 650 million with a coupon of 0%. The second tranche maturing on 4 June 2028 was issued in an aggregate principal amount of EUR 650 million with a coupon of 0.125%. Net proceeds of the issuances will be used by Novo Nordisk for general corporate purposes. Further, part of the net proceeds have been used for refinancing of the bridge loan facility established in connection with Novo Nordisk’s acquisition of Emisphere Technologies Inc. in 2020. The bonds are recognised as borrowings measured at amortised cost.

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 16 of 31
OUTLOOK
OUTLOOK 2021
The current expectations for 2021 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 4 August 2021	Expectations 5 May 2021

Sales growth
at CER	10% to 13%	6% to 10%
as reported	Around 4 percentage points lower than at CER	Around 4 percentage points lower than at CER

Operating profit growth
at CER	9% to 12%	5% to 9%
as reported	Around 5 percentage points lower than at CER	Around 6 percentage points lower than at CER

Financial items (net)	Gain of around DKK 0.6 billion	Gain of around DKK 0.7 billion

Effective tax rate	19% to 21%	20% to 22%

Capital expenditure (PP&E)	Around DKK 7.5 billion	Around DKK 7.5 billion

Depreciation, amortisation and impairment losses	Around DKK 5.5 billion	Around DKK 6 billion

Free cash flow	DKK 39-44 billion	DKK 37-42 billion

For 2021, sales growth is now expected to be 10% to 13% at CER. The guidance reflects expectations for continued sales growth in both International Operations and in North America Operations. The guidance reflects expectations for sales growth across therapy areas, mainly driven by Diabetes and Obesity care. Intensifying competition within both Diabetes care and Biopharm is also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 4 percentage points lower than at CER.

Operating profit growth is now expected to be 9% to 12% at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units, including the continued roll-out of Ozempic® and Rybelsus® as well as global investments in building the anti-obesity market and the launch of Wegovy™. Furthermore, resources are allocated to both early and late-stage pipeline activities, including expected initiations of several phase 3a clinical trial programmes in 2021. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 5 percentage points lower than at CER.

The current COVID-19 pandemic causes uncertainty to the outlook regarding the number of patients initiating treatment and societal impacts such as the unemployment rate in the US, which is impacting healthcare insurance coverage. The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19. Consequently, volatility in quarterly results should be expected.

For 2021, Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 0.6 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2021 is now expected to be in the range of 19-21%.

Capital expenditure is still expected to be around DKK 7.5 billion in 2021.

Depreciation, amortisation and impairment losses are now expected to be around DKK 5.5 billion reflecting phasing of depreciation of the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US.

The free cash flow is now expected to be DKK 39-44 billion reflecting higher net profit expectations.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2021, including the potential

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 17 of 31
implications from major healthcare reforms and legislative changes as well as outcome of legal cases, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of significant business development transactions during the remainder of 2021.

FX	Q2 2021	Q2 2020	% change	H1 2021	H1 2020	% change	Spot rate 30 July 2021

USD	617	677	(9%)	617	678	(9%)	626
CNY	96	96	0%	95	96	(1%)	97
JPY	5.64	6.30	(10%)	5.73	6.26	(8%)	5.70
CAD	502	489	3%	495	497	0%	503
GBP	863	840	3%	857	855	0%	874

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 2,000 million	12
CNY[2]	DKK 470 million	0
JPY	DKK 210 million	12
CAD	DKK 160 million	9
GBP	DKK 120 million	11

1) As of 30 July 2021.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 18 of 31
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Resubmission of once-weekly semaglutide 2.0 mg for the treatment of type 2 diabetes for US regulatory approval
On 28 May 2021, Novo Nordisk resubmitted a label expansion application to the US Food and Drug Administration (FDA) for Ozempic®, a once-weekly GLP-1 analogue, to introduce a new dose of 2.0 mg. The resubmission follows the Refusal to File letter received by the FDA on 22 March 2021. The standard review time by the FDA is ten months.

Phase 2 trial initiated with cagrilintide in combination with semaglutide in people with type 2 diabetes
In August 2021, Novo Nordisk initiated a 37-week phase 2 trial comparing the effect on glycaemic control and body weight of cagrilintide in combination with semaglutide compared to semaglutide in people with type 2 diabetes.

Obesity care
Wegovy™ (semaglutide 2.4 mg) approved in the US for weight management
On 4 June 2021, Wegovy™, once-weekly subcutaneous semaglutide 2.4 mg, was approved by the FDA as an adjunct to diet and exercise for chronic weight management in adults living with obesity (BMI > 30 kg/m2) or overweight (BMI > 27 kg/m2) with at least one weight-related comorbidity. The approval is based on the results from the STEP phase 3a clinical trial programme. Across trials in people without type 2 diabetes, an average weight loss from a baseline of 17-18% sustained over 68 weeks was reported for people with obesity treated with Wegovy™ (based on the trial product estimand, secondary statistical approach: treatment effect if all people adhered to treatment and did not initiate other anti-obesity therapies. When using a treatment policy estimand, 15-17% weight loss was reported). Wegovy™ demonstrated a safe and well-tolerated profile across the programme, with the most common adverse events being gastrointestinal. Novo Nordisk launched Wegovy™ in the US in June 2021. For more information, please read the company announcement here: www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=62112 (the contents of the company's website do not form a part of this Form 6-K).

Phase 3b trials STEP 5 and STEP 8 for Wegovy™ successfully completed
In May and June 2021, Novo Nordisk successfully completed two phase 3b trials with Wegovy™ investigating weight loss after two years of treatment compared to placebo (STEP 5) and comparing the weight loss effect with Saxenda® and placebo (STEP 8) in people with obesity (BMI > 30 kg/m2) or overweight (BMI > 27 kg/m2) without type 2 diabetes. In STEP 5, participants treated with Wegovy™ achieved a statistically significant and superior body weight reduction compared to placebo (16.7% versus 0.6%) from baseline to week 104. In STEP 8, treatment with Wegovy™ resulted in a statistically significant body weight reduction of 17.1% compared to 6.6% for Saxenda® and 1.8% for placebo. Both Wegovy™ and Saxenda® appeared to have safe and well-tolerated profiles in the trials.

Phase 2 trial initiated with PYY 1875 in people with obesity
In July 2021, Novo Nordisk initiated a phase 2 proof of concept trial with PYY 1875 for weight management. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of PYY 1875 in combination with semaglutide 2.4 mg compared to placebo. The 42-week trial is expected to enrol around 75 people with obesity.

Other serious chronic diseases
Phase 3 programme initiated with oral semaglutide 14 mg in Alzheimer’s Disease
In May 2021, Novo Nordisk initiated two phase 3a trials, evoke and evoke+, investigating the efficacy and safety of oral semaglutide in early Alzheimer’s Disease (AD). The randomised, placebo-controlled trials assess efficacy and safety of oral semaglutide 14 mg in a total of 3,680 people with early AD (mild cognitive impairment and mild dementia). The duration of the trials is three years.

Phase 2 trial initiated with oral PCSK9i
In August 2021, Novo Nordisk initiated a phase 2 dose finding trial with a novel oral PCSK9i. The 12-week phase 2 trial is investigating efficacy, pharmacokinetics and safety of several doses of PCSK9i compared to evolucumab and placebo. The phase 2 trial is based on results from a phase 1 trial with a subcutaneous formulation of the PCSK9i and it is expected to enrol around 250 people with high LDL-cholesterol.

Acquisition agreement for Prothena’s ATTR amyloidosis programme

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 19 of 31
In July 2021, Novo Nordisk and Prothena Corporation plc signed a definitive purchase agreement under which Novo Nordisk has acquired Prothena’s clinical stage antibody PRX004 and broader ATTR amyloidosis (transthyretin) programme. Novo Nordisk will develop the phase 2-ready antibody PRX004 for the rare heart disease ATTR cardiomyopathy. Under the terms of the definitive purchase agreement, Novo Nordisk acquires Prothena’s wholly-owned subsidiary and gains full worldwide rights to the intellectual property and related rights of Prothena’s ATTR amyloidosis business and pipeline. Prothena is eligible to receive development and sales milestone payments totalling up to USD 1.2 billion including USD 100 million in upfront and near-term clinical milestone payments.

Global collaboration and licence agreement with Heartseed for stem cell-based therapy for heart failure
In June 2021, Novo Nordisk and Heartseed Inc. entered into an exclusive worldwide collaboration and licence agreement for development, manufacturing and commercialisation of Heartseed’s lead asset HS-001. HS-001 is an investigational cell therapy using purified cardiomyocytes derived from induced pluripotent stem cells (iPSC), which is currently under development by Heartseed for the treatment of heart failure. Heartseed will maintain the rights to solely develop HS-001 in Japan and Novo Nordisk has the rights to co-commercialise the product in Japan with Heartseed with 50/50 profit and cost sharing. Heartseed is eligible to receive payments totalling up to 598 million US dollars including 55 million dollars in upfront and near-term milestone payments.

Purpose and sustainability

    Environment
Circular for Zero
As part of the environmental strategy 'Circular for Zero', Novo Nordisk has a target of all direct suppliers supply Novo Nordisk using 100% renewable power by 2030. Since the launch of the target in September 2020, suppliers representing approximately 25% of supply chain carbon emissions have committed to use renewable power when supplying to Novo Nordisk. This change has already reduced Novo Nordisk's direct supply chain carbon emissions by more than 15%. Further, to reduce carbon emissions from travel, new guidelines to limit business travel and encourage online meetings are being implemented.
Novo Nordisk carbon emissions from operations and transport decreased by 45% to 83,215 tons in the first six months of 2021 compared to the first six months of 2019. The decrease was driven by renewable energy projects and impacts from COVID-19 on travelling. 2019 is used as baseline as 2020 was impacted by the COVID-19 pandemic.

Social
Defeat Diabetes
Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. Within access and affordability, Novo Nordisk is expanding the Changing Diabetes® in Children partnership aspiring to reach 100,000 children and young people with type 1 diabetes in low-resource settings by 2030. Together with global partners – F. Hoffmann-La Roche AG, International Society for Paediatric and Adolescent Diabetes and the World Diabetes Foundation – Novo Nordisk is including new countries in the programme, most recently Ghana in June 2021. 15 countries are now included.

Within prevention, Novo Nordisk launched the Prevention Accelerator in June, inviting start-ups developing digital solutions to submit ideas for how to enable individuals and societies to predict or prevent obesity. This initiative comes in addition to the Healthy Food Challenge, launched in January in partnership with the EAT Foundation. The Healthy Food Challenge invited community stakeholders and private businesses to prevent obesity through solutions that advance healthy and sustainable food environments for vulnerable people.

Employees
The number of full-time employees at the end of the first six months of 2021 increased by 3.3% compared to 12 months ago. The total number of employees was 46,574 corresponding to 45,971 full-time positions. The increase is driven by International Operations, Product Supply and R&D, partially countered by North America Operations.

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Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 20 of 31

Diversity and inclusion
Being a sustainable employer offering an inclusive and diverse working environment is an integrated part of being a sustainable business. While a number of initiatives have been launched to progress gender diversity in Novo Nordisk, only gradual progress has been made as the current share of women in senior leadership positions is 35% (defined as vice presidents, corporate vice presidents, senior vice presidents and executive vice presidents).

To underline Novo Nordisk’s commitment, accelerate progress and ensure leadership accountability, Novo Nordisk has defined the following global aspirational targets:

•Create an inclusive culture where all employees have a sense of belonging and equitable opportunities to realise their potential
•Achieve a balanced gender representation across all managerial levels
•Achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025

Balanced is defined as the range between 45%-55% to leave up to 10% flexibility for women and men and also allow for non-binary gender recognising that some employees may not wish to be categorised.

While gender is one dimension of diversity, Novo Nordisk fully recognises that diversity is any dimension that differentiates people and enables a diverse line of thought.

Novo Nordisk’s Diversity and Inclusion policy can be found at novonordisk.com.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 21 of 31
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2021. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2021 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2020 of Novo Nordisk.

In our opinion, the financial report for the first six months of 2021 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 June 2021, and of the results of the Group’s operations and cash flow for the period 1 January 2021 to 30 June 2021. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2020.

Bagsværd, 4 August 2021

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Laurence Debroux

Andreas Fibig	Sylvie Grégoire	Mette Bøjer Jensen

Kasim Kutay	Anne Marie Kverneland	Martin Mackay

Henrik Poulsen	Thomas Rantzau	Stig Strøbæk

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 22 of 31
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
3 November 2021	Financial statement for the first nine months of 2021
2 February 2022	Financial statement for 2021

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 2253	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2020 and Form 20-F both filed with the SEC in February 2021 in continuation of the publication of the Annual Report 2020, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2020.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 23 of 31
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2021		2020				Q2 2021 vs.
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2020

Net sales	33,041	33,804	32,138	30,927	30,006	33,875	10%

Gross profit	27,494	27,993	26,519	25,772	25,234	28,489	9%
Gross margin	83.2%	82.8%	82.5%	83.3%	84.1%	84.1%

Sales and distribution costs	8,001	8,256	9,766	8,174	7,398	7,590	8%
Percentage of sales	24.2%	24.4%	30.4%	26.4%	24.7%	22.4%
Research and development costs	3,944	3,944	4,483	3,911	3,291	3,777	20%
Percentage of sales	11.9%	11.7%	13.9%	12.6%	11.0%	11.1%
Administrative costs	904	932	1,198	1,006	827	927	9%
Percentage of sales	2.7%	2.8%	3.7%	3.3%	2.8%	2.7%
Other operating income, net	134	121	106	127	120	107	12%

Operating profit	14,779	14,982	11,178	12,808	13,838	16,302	7%
Operating margin	44.7%	44.3%	34.8%	41.4%	46.1%	48.1%

Financial income	90	1,753	1,352	162	97	17	(7%)
Financial expenses	(48)	797	528	279	519	1,298	(109%)
Financial items (net)	138	956	824	(117)	(422)	(1,281)	(133%)

Profit before income taxes	14,917	15,938	12,002	12,691	13,416	15,021	11%

Income taxes	2,794	3,315	2,684	2,393	2,791	3,124	0%

Net profit	12,123	12,623	9,318	10,298	10,625	11,897	14%

Depreciation, amortisation and impairment losses	1,217	1,377	1,379	2,130	1,158	1,086	5%
Capital expenditure	1,709	1,402	1,518	1,401	1,239	1,667	38%
Net cash generated from operating activities	25,255	11,255	172	17,506	24,261	10,012	4%
Free cash flow	23,164	9,532	(12,994)	11,224	22,666	7,669	2%

Total assets	158,095	141,387	144,922	139,947	136,121	126,256	16%
Total equity	65,559	58,496	63,325	59,573	60,054	54,399	9%
Equity ratio	41.5%	41.4%	43.7%	42.6%	44.1%	43.1%

Full-time equivalent employees end of period	45,971	45,157	44,723	44,326	43,526	43,158	6%

Basic earnings per share/ADR (in DKK)	5.26	5.47	4.02	4.42	4.54	5.07	16%
Diluted earnings per share/ADR (in DKK)	5.26	5.45	4.01	4.42	4.53	5.05	16%
Average number of shares outstanding (million)	2,300.8	2,309.6	2,318.9	2,329	2,338.8	2,348.8	(2%)
Average number of diluted shares outstanding (million)	2,306.3	2,315.6	2,325.1	2,335.1	2,344.9	2,354.8	(2%)

Sales by business segment:
Total GLP-1	12,077	11,300	11,780	10,651	9,425	9,975	28%
Long-acting insulin	4,149	4,822	5,013	4,048	4,220	5,158	(2%)
Premix insulin	2,715	2,953	2,705	2,572	2,693	2,955	1%
Fast-acting insulin	4,252	4,556	4,231	4,589	4,379	5,114	(3%)
Human insulin	2,041	2,535	1,678	2,194	2,314	2,687	(12%)
Total insulin	13,157	14,866	13,627	13,403	13,606	15,914	(3%)
Other Diabetes care	809	1,110	975	954	977	1,125	(17%)
Total Diabetes care	26,043	27,276	26,382	25,008	24,008	27,014	8%
Obesity care (Saxenda® and WegovyTM)	1,992	1,551	1,385	1,338	1,308	1,577	52%
Diabetes and Obesity care total	28,035	28,827	27,767	26,346	25,316	28,591	11%

Rare blood disorders1)	2,723	2,678	2,140	2,311	2,401	2,810	13%
Rare endocrine disorders1)	1,859	1,920	1,833	1,891	1,952	2,031	(5%)
Other Biopharm	424	379	398	379	337	443	26%
Biopharm total	5,006	4,977	4,371	4,581	4,690	5,284	7%

Sales by geographic segment:
International Operations	18,237	18,747	15,430	15,988	16,115	18,296	13%
- EMEA	9,579	9,530	8,138	8,318	8,167	9,674	17%
- Region China	3,722	4,330	3,248	3,549	3,474	3,813	7%
- Rest of World	4,936	4,887	4,044	4,121	4,474	4,809	10%
North America Operations	14,804	15,057	16,708	14,939	13,891	15,579	7%
- The US	13,754	14,172	15,877	14,144	13,028	14,775	6%

Segment operating profit:
Diabetes and Obesity care	12,155	12,470	9,106	9,748	11,434	13,456	6%
Biopharm	2,624	2,512	2,072	3,060	2,404	2,846	9%

1) Comparative numbers have been restated as Macrillen (previously disclosed under Other biopharm) is now disclosed as part of Rare endocrine disorders.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 24 of 31
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2021	H1 2020	Q2 2021	Q2 2020

Income statement

Net sales	66,845	63,881	33,041	30,006
Cost of goods sold	11,358	10,158	5,547	4,772

Gross profit	55,487	53,723	27,494	25,234

Sales and distribution costs	16,257	14,988	8,001	7,398
Research and development costs	7,888	7,068	3,944	3,291
Administrative costs	1,836	1,754	904	827
Other operating income, net	255	227	134	120

Operating profit	29,761	30,140	14,779	13,838

Financial income	1,843	114	90	97
Financial expenses	749	1,817	(48)	519

Profit before income taxes	30,855	28,437	14,917	13,416

Income taxes	6,109	5,915	2,794	2,791

NET PROFIT	24,746	22,522	12,123	10,625

Basic earnings per share (DKK)	10.73	9.61	5.26	4.54
Diluted earnings per share (DKK)	10.71	9.58	5.26	4.53

Segment Information

Segment sales:
Diabetes and Obesity care	56,862	53,907	28,035	25,316
Biopharm	9,983	9,974	5,006	4,690

Segment operating profit:
Diabetes and Obesity care	24,625	24,890	12,155	11,434
Operating margin	43.3%	46.2%	43.4%	45.2%

Biopharm	5,136	5,250	2,624	2,404
Operating margin	51.4%	52.6%	52.4%	51.3%

Total segment operating profit	29,761	30,140	14,779	13,838

Statement of comprehensive income

Net profit for the period	24,746	22,522	12,123	10,625

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	196	104	(17)	(113)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	529	(214)	(74)	(329)
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,410)	408	(434)	97
Cash flow hedges, deferred gains/(losses) incurred during the period	(813)	413	760	994
Other items	(2)	3	—	—
Tax on other comprehensive income, income/(expense)	528	(343)	(69)	(265)

Other comprehensive income for the period, net of tax	(972)	371	166	384
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	23,774	22,893	12,289	11,009

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 25 of 31
APPENDIX 3: CASH FLOW STATEMENT

DKK million	H1 2021	H1 2020

Net profit	24,746	22,522

Adjustment for non-cash items:
Income taxes in the Income Statement	6,109	5,915
Depreciation, amortisation and impairment losses	2,594	2,244
Other non-cash items	9,172	9,139
Change in working capital	1,739	(463)
Interest received	43	37
Interest paid	(85)	(116)
Income taxes paid	(7,808)	(5,005)

Net cash generated from operating activities	36,510	34,273

Purchase of intangible assets	(272)	(184)
Purchase of property, plant and equipment	(3,111)	(2,906)
Proceeds from other financial assets	3	—
Purchase of other financial assets	(4)	—
Sale of marketable securities	768	—
Purchase of marketable securities	(3,755)	—
Investment in associated company	—	(392)
Dividend received from associated company	4	9

Net cash used in investing activities	(6,367)	(3,473)

Purchase of treasury shares	(8,400)	(8,211)
Dividends paid	(13,496)	(12,551)
Proceeds from issue of bonds	9,657	—
Repayment of borrowings	(6,072)	(428)

Net cash used in financing activities	(18,311)	(21,190)

NET CASH GENERATED FROM ACTIVITIES	11,832	9,610

Cash and cash equivalents at the beginning of the year	12,226	15,411
Exchange gain/(loss) on cash and cash equivalents	169	(170)

Cash and cash equivalents at the end of the period	24,227	24,851

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 26 of 31
APPENDIX 4: BALANCE SHEET

DKK million	30 Jun 2021	31 Dec 2020

ASSETS

Intangible assets	20,272	20,657
Property, plant and equipment	52,076	50,269
Investments in associated companies	566	582
Deferred income tax assets	6,349	5,865
Other receivables and prepayments	413	674
Other financial assets	1,273	1,066

TOTAL NON-CURRENT ASSETS	80,949	79,113

Inventories	18,822	18,536
Trade receivables	26,098	27,734
Tax receivables	344	289
Other receivables and prepayments	3,781	4,161
Marketable securities	2,987	—
Derivative financial instruments	885	2,332
Cash at bank	24,229	12,757

TOTAL CURRENT ASSETS	77,146	65,809
TOTAL ASSETS	158,095	144,922

EQUITY AND LIABILITIES

Share capital	462	470
Treasury shares	(3)	(8)
Retained earnings	67,179	63,774
Other reserves	(2,079)	(911)

TOTAL EQUITY	65,559	63,325

Borrowings	12,463	2,897
Deferred income tax liabilities	1,818	2,502
Retirement benefit obligations	1,216	1,399
Provisions	4,241	4,526

Total non-current liabilities	19,738	11,324

Borrowings	1,301	7,459
Trade payables	7,616	5,717
Tax payables	2,902	3,913
Other liabilities	13,797	17,005
Derivative financial instruments	794	1,365
Provisions	46,388	34,814

Total current liabilities	72,798	70,273

TOTAL LIABILITIES	92,536	81,597

TOTAL EQUITY AND LIABILITIES	158,095	144,922

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 27 of 31
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2021

Balance at the beginning of the period	470	(8)	63,774	(911)	63,325
Net profit for the period			24,746		24,746
Other comprehensive income for the period			196	(1,168)	(972)

Total comprehensive income for the period			24,942	(1,168)	23,774

Transactions with owners:
Dividends			(13,496)		(13,496)
Share-based payments			371		371
Tax related to restricted stock units			(15)		(15)
Purchase of treasury shares		(3)	(8,397)		(8,400)
Reduction of the B share capital	(8)	8			—

Balance at the end of the period	462	(3)	67,179	(2,079)	65,559

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2020

Balance at the beginning of the period	480	(10)	57,817	(694)	57,593
Net profit for the period			22,522		22,522
Other comprehensive income for the period			104	267	371

Total comprehensive income for the period			22,626	267	22,893

Transactions with owners:
Dividends			(12,551)		(12,551)
Share-based payments			312		312
Tax related to restricted stock units			18		18
Purchase of treasury shares		(3)	(8,208)		(8,211)
Reduction of the B share capital	(10)	10			—

Balance at the end of the period	470	(3)	60,014	(427)	60,054

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 28 of 31

APPENDIX 6: SALES SPLIT PER AREA

Q2 2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	945	69	55	—	14	876	858
% change at CER	192%	—	—	—	—	171%	170%
Ozempic®	7,435	2,095	1,609	47	439	5,340	4,937
% change at CER	65%	207%	169%	—	419%	41%	39%
Victoza®	3,697	1,826	977	383	466	1,871	1,791
% change at CER	(7%)	3%	(10%)	38%	13%	(15%)	(15%)
Total GLP-1	12,077	3,990	2,641	430	919	8,087	7,586
% change at CER	37%	62%	56%	53%	85%	28%	27%
Long-acting insulin	4,149	2,746	1,698	492	556	1,403	1,261
% change at CER	3%	18%	15%	34%	17%	(17%)	(18%)
Tresiba®	2,192	1,344	745	258	341	848	737
% change at CER	7%	29%	24%	159%	1%	(15%)	(18%)
Xultophy®	645	532	420	—	112	113	111
% change at CER	16%	36%	17%	—	230%	(30%)	(30%)
Levemir®	1,312	870	533	234	103	442	413
% change at CER	(7%)	(2%)	4%	(13%)	(3%)	(15%)	(15%)
Premix insulin	2,715	2,604	735	1,246	623	111	105
% change at CER	5%	4%	3%	3%	9%	17%	20%
Ryzodeg®	421	421	90	80	251	—	—
% change at CER	33%	33%	29%	—	6%	—	—
NovoMix®	2,294	2,183	645	1,166	372	111	105
% change at CER	1%	0%	0%	(3%)	11%	17%	20%
Fast-acting insulin	4,252	2,714	1,617	549	548	1,538	1,429
% change at CER	3%	8%	9%	7%	8%	(6%)	(6%)
Fiasp®	435	273	235	—	38	162	152
% change at CER	58%	63%	54%	—	156%	50%	53%
NovoRapid®	3,817	2,441	1,382	549	510	1,376	1,277
% change at CER	(1%)	5%	4%	7%	4%	(10%)	(11%)
Human insulin	2,041	1,756	537	590	629	285	262
% change at CER	(9%)	(7%)	(2%)	(15%)	(4%)	(17%)	(17%)
Total insulin	13,157	9,820	4,587	2,877	2,356	3,337	3,057
% change at CER	1%	7%	9%	3%	7%	(11%)	(12%)
Other Diabetes care[1]	809	586	178	289	119	223	189
% change at CER	(14%)	(12%)	9%	(20%)	(19%)	(18%)	(20%)
Total Diabetes care	26,043	14,396	7,406	3,596	3,394	11,647	10,832
% change at CER	15%	17%	22%	5%	19%	13%	12%
Obesity care (Saxenda® and Wegovy™)	1,992	782	468	9	305	1,210	1,115
% change at CER	63%	83%	108%	—	51%	53%	54%
Diabetes and Obesity care total	28,035	15,178	7,874	3,605	3,699	12,857	11,947
% change at CER	17%	19%	25%	5%	21%	15%	15%

Biopharm segment
Rare blood disorders[2]	2,723	1,538	899	78	561	1,185	1,119
% change at CER	20%	10%	4%	212%	10%	37%	43%
Haemophilia A	623	488	338	19	131	135	129
% change at CER	66%	67%	66%	0%	52%	63%	68%
Haemophilia B	162	97	66	1	30	65	34
% change at CER	43%	49%	78%	—	10%	34%	95%
NovoSeven®	1,875	938	488	58	392	937	910
% change at CER	10%	(9%)	(21%)	157%	1%	36%	40%
Rare endocrine disorders[3]	1,859	1,258	598	39	621	601	596
% change at CER	2%	7%	4%	122%	6%	(6%)	(6%)
Other Biopharm[4]	424	263	208	—	55	161	92
% change at CER	27%	12%	5%	0%	43%	59%	106%
Biopharm total	5,006	3,059	1,705	117	1,237	1,947	1,807
% change at CER	13%	8%	4%	174%	9%	21%	24%

Total sales	33,041	18,237	9,579	3,722	4,936	14,804	13,754
% change at CER	17%	17%	20%	7%	18%	16%	16%
% change as reported	10%	13%	17%	7%	10%	7%	6%
Share of growth	100%	55%	34%	5%	16%	45%	42%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 29 of 31

H1 2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	1,674	167	90	—	77	1,507	1,479
% change at CER	213%	—	—	—	—	183%	181%
Ozempic®	14,097	3,778	2,957	62	759	10,319	9,611
% change at CER	58%	145%	115%	—	324%	41%	40%
Victoza®	7,606	3,582	1,914	771	897	4,024	3,868
% change at CER	(12%)	(1%)	(16%)	56%	5%	(19%)	(19%)
Total GLP-1	23,377	7,527	4,961	833	1,733	15,850	14,958
% change at CER	30%	46%	36%	68%	69%	24%	23%
Long-acting insulin	8,971	5,602	3,470	1,007	1,125	3,369	3,103
% change at CER	2%	14%	8%	41%	15%	(13%)	(14%)
Tresiba®	4,557	2,691	1,501	480	710	1,866	1,660
% change at CER	5%	26%	18%	—	3%	(15%)	(18%)
Xultophy®	1,326	1,071	867	1	203	255	251
% change at CER	12%	25%	9%	—	190%	(21%)	(21%)
Levemir®	3,088	1,840	1,102	526	212	1,248	1,192
% change at CER	(6%)	(4%)	(4%)	(5%)	(4%)	(9%)	(8%)
Premix insulin	5,668	5,393	1,508	2,668	1,217	275	263
% change at CER	5%	6%	1%	10%	4%	2%	3%
Ryzodeg®	841	841	209	115	517	—	—
% change at CER	34%	34%	36%	—	13%	—	—
NovoMix®	4,827	4,552	1,299	2,553	700	275	263
% change at CER	2%	1%	(4%)	5%	(2%)	2%	3%
Fast-acting insulin	8,808	5,508	3,274	1,164	1,070	3,300	3,092
% change at CER	(1%)	4%	1%	12%	7%	(8%)	(9%)
Fiasp®	837	531	466	—	65	306	288
% change at CER	30%	39%	31%	—	141%	17%	18%
NovoRapid®	7,971	4,977	2,808	1,164	1,005	2,994	2,804
% change at CER	(4%)	1%	(3%)	12%	3%	(10%)	(11%)
Human insulin	4,576	3,837	1,110	1,360	1,367	739	696
% change at CER	(3%)	(1%)	(9%)	(7%)	13%	(11%)	(10%)
Total insulin	28,023	20,340	9,362	6,199	4,779	7,683	7,154
% change at CER	1%	6%	2%	10%	10%	(11%)	(11%)
Other Diabetes care[1]	1,919	1,427	353	834	240	492	422
% change at CER	(5%)	(3%)	0%	4%	(23%)	(8%)	(9%)
Total Diabetes care	53,319	29,294	14,676	7,866	6,752	24,025	22,534
% change at CER	11%	13%	11%	13%	19%	9%	9%
Obesity care (Saxenda® and Wegovy™)	3,543	1,497	839	16	642	2,046	1,874
% change at CER	34%	44%	55%	325%	30%	27%	27%
Diabetes and Obesity care total	56,862	30,791	15,515	7,882	7,394	26,071	24,408
% change at CER	13%	15%	13%	13%	20%	11%	10%

Biopharm segment
Rare blood disorders[2]	5,401	3,172	1,998	99	1,075	2,229	2,092
% change at CER	11%	5%	10%	(54%)	7%	19%	22%
Haemophilia A	1,120	870	621	20	229	250	238
% change at CER	39%	37%	31%	217%	49%	49%	52%
Haemophilia B	309	189	130	1	58	120	54
% change at CER	30%	34%	46%	—	13%	24%	55%
NovoSeven®	3,855	2,075	1,223	78	774	1,780	1,728
% change at CER	3%	(6%)	(1%)	(62%)	(1%)	16%	19%
Rare endocrine disorders[3]	3,779	2,479	1,160	69	1,250	1,300	1,291
% change at CER	2%	4%	1%	141%	3%	(2%)	(2%)
Other Biopharm[4]	803	542	436	2	104	261	135
% change at CER	5%	(4%)	(6%)	(50%)	13%	27%	42%
Biopharm total	9,983	6,193	3,594	170	2,429	3,790	3,518
% change at CER	7%	4%	5%	(30%)	5%	12%	13%

Total sales	66,845	36,984	19,109	8,052	9,823	29,861	27,926
% change at CER	12%	13%	11%	12%	16%	11%	10%
% change as reported	5%	7%	7%	10%	6%	1%	0%
Share of growth	100%	58%	27%	11%	20%	42%	39%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 30 of 31
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	H1 2021	H1 2020	% change H1 2021 to H1 2020	Q2 2021	Q2 2020	% change Q2 2021 to Q2 2020

Net sales	66,845	63,881	5%	33,041	30,006	10%
Effect of exchange rates	4,532	—		1,946	—
Sales at CER	71,377	63,881	12%	34,987	30,006	17%

Operating profit at CER

DKK million	H1 2021	H1 2020	% change H1 2021 to H1 2020	Q2 2021	Q2 2020	% change Q2 2021 to Q2 2020

Operating profit	29,761	30,140	(1%)	14,779	13,838	7%
Effect of exchange rates	2,986	—		1,235	—
Operating profit at CER	32,747	30,140	9%	16,014	13,838	16%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	H1 2021	H1 2020	Q2 2021	Q2 2020

Net cash generated from operating activities	36,510	34,273	25,255	24,261
Net cash used in investing activities	(6,367)	(3,473)	(2,886)	(1,367)
Repayment on lease liabilities	(434)	(465)	(209)	(228)
Net change in marketable securities	2,987	—	1,004	—
Free cash flow	32,696	30,335	23,164	22,666

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

Financial report for the period 1 January 2021 to 30 June 2021	Page 31 of 31
Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the period, marketable securities with original term to maturity exceeding three months and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	H1 2021	H1 2020

Cash and cash equivalents	24,227	24,851
Marketable securities	2,987	—
Undrawn committed credit facility	11,526	11,552
Borrowings	(525)	(585)
Financial reserves	38,215	35,818

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 48 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 4, 2021
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer